
13001737


DAVEY

2012 Annual Report

Received SEC

APR 0 8 2013

Washington, DC 20549



THE DAVEY TREE EXPERT COMPANY

Summary Financial Data

(In thousands, except per share data)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Operating Statement Data:					
Revenues	$ 680,153	$ 646,034	$ 591,732	$ 562,111	$ 595,797
Costs and expenses:					
Operating	437,332	426,626	387,272	360,623	382,143
Selling	111,578	104,871	97,794	89,266	95,327
General and administrative	48,171	42,793	40,170	47,077	45,607
Depreciation	37,365	37,818	35,530	36,280	34,374
Amortization of intangible assets	1,742	1,908	1,791	1,677	1,482
Gain on sale of assets, net	(1,802)	(783)	(437)	(623)	(992)
Income from operations	45,767	32,801	29,612	27,811	37,856
Interest expense	(2,698)	(3,794)	(2,803)	(2,380)	(3,417)
Interest income	200	43	46	25	220
Litigation settlement	–	(2,900)	–	–	–
Other expense	(2,611)	(2,850)	(2,521)	(1,880)	(2,920)
Income before income taxes	40,658	23,300	24,334	23,576	31,739
Income taxes	16,063	9,235	10,281	9,199	12,718
Net income	$ 24,595	$ 14,065	$ 14,053	$ 14,377	$ 19,021
Earnings per share–diluted	$ 1.68	$ .97	$ .93	$ .92	$ 1.14
Shares used for computing per share amounts–diluted	14,609	14,537	15,031	15,636	16,751
Other Financial Data:					
Depreciation and amortization	$ 39,107	$ 39,726	$ 37,321	$ 37,957	$ 35,856
Capital expenditures	29,734	34,701	34,753	21,838	37,033
Cash flow provided by (used in):					
Operating activities	43,936	54,422	49,275	53,538	55,282
Investing activities	(31,179)	(34,128)	(39,304)	(21,457)	(51,356)
Financing activities	(3,377)	(22,044)	(349)	(33,049)	(2,382)
Cash dividends declared per share	$ .1775	$ .1700	$ .1700	$ .1700	$ .1700

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Total assets	$ 330,932	$ 303,734	$ 288,307	$ 266,072	$ 291,002
Long-term debt	54,787	51,136	61,591	45,843	60,187
Other long-term liabilities	59,498	49,837	38,305	41,494	45,523
Shareholders' equity	118,106	100,726	98,369	97,223	94,783
Common shares, net outstanding	13,726	13,846	14,112	14,572	14,518
ESOT valuation per share	$ 23.20	$ 19.70	$ 18.40	$ 16.60	$ 16.40

ANNUAL MEETING

The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held on Tuesday, May 21, 2013, at 5:00 p.m. at The Davey Institute in Kent, Ohio.

ACCESS TO COMPANY REPORTS

All periodic reports filed with the Securities and Exchange Commission (SEC) can be viewed through our Internet website, by hyperlink to the SEC's website (http://www.sec.gov). Also, copies of our Annual Report on Form 10-K are available, without charge, upon written request.

VISIT OUR WEBSITE

To learn more about The Davey Tree Expert Company online, including Davey services, visit us at http://www.davey.com.



To Our Shareholders

Overview

The Company had an excellent year in 2012--records were set in nearly every category. We achieved new records in revenues, net income, shareholders' equity, and the valuation price for our stock. Our financial condition at the end of 2012 exceeded our expectations.

Revenues for 2012 were $680,153,000, an increase of 5.3% from the prior year's $646,034,000. Net income of $24,595,000 for 2012 was up 74.9% from the prior year's $14,065,000. Our diluted earnings per share increased to $1.68 from $.97 in 2011 due to the improved earnings and in spite of a slight increase in the number of shares outstanding as a result of the 2012 stock subscription offering. The Company continued to produce strong cash flow from operating activities for 2012 of $43,936,000. The decrease in cash flow of $10,486,000 from operating activities in 2012 compared with 2011 was due in large part to Superstorm Sandy revenues earned in November and December, but not collected until 2013. In 2012, net cash generated from operating activities was sufficient to fund working capital and to purchase equipment. The Company increased its bank debt by $4,200,000 during 2012 as a result of an acquisition at year end. Shareholders' equity increased to a record level of $118,106,000 compared to $100,726,000 at the end of 2011.

As a result of our strong financial performance, our independent stock valuation firm, Management Planning, Inc., determined our stock price was $23.20 per share, effective December 31, 2012. This price reflects an increase of $2.40 per share or 11.5% from the mid-year price of $20.80, and a 17.8% increase over the year-end December 31, 2011 price of $19.70. Dividends paid to shareholders of $.1775 per share were $2,556,000 in total which equates to approximately 10.4% of our net income for the year. Overall, 2012 was a very successful year and our strong financial condition will allow us to continue to advance our strategic plan.



Operations

Utility Services revenue increased $4,856,000 and income from operations was up 50.2% from the prior year as a result of storm damage work related to Superstorm Sandy and improved profitability on our eastern operations. Unstable business conditions in California continue to present challenges for our Utility operations, and have suppressed margins as a result. We have implemented many corrective measures and will continue to seek solutions with our clients and diversify our operations as necessary.

Resource Group combined utility services and residential and commercial services revenues increased 13.3% over the prior year due to strong sales efforts along with advanced service delivery capabilities. Growth in the utility segment and a broader scope of service offerings contributed much to the additional revenues in 2012. Resource Group's income from operations continued to be strong.

The Davey Company committed extensive resources to a number of utilities on the East Coast in the fourth quarter of 2012. At the peak of the storm damage, we had over 1,500 Davey personnel engaged in the clean-up effort. The operations involved included Eastern Utility, Wolf Tree, The Care of Trees, Resource Group, and certain Residential operations. They all did an excellent job under difficult conditions. We are focused on the constant improvement of Utility's safety record, asset utilization, risk management and customer care which has yielded positive results.

Residential and Commercial Services revenue increased $21,765,000, or approximately 8.2%, and income from operations increased by $6,766,000 or 31.3% from the prior year. Working in concert with growing consumer demand, we believe the R/C focus on the service delivery experience, improved sales development strategies and incorporating better utilization of emerging mobile technologies, all helped to drive our strong performance.

At the end of December, we purchased S&S Tree and Horticultural Specialists, Inc., a premier tree company with wood waste recycling operations located in St. Paul, Minnesota with 80 employees and annual revenue approximating $7,500,000. We expect S&S Tree to quickly make a positive contribution to our consolidated performance.

The Canadian Company increased their revenues by $4,393,000 or 6.4% during 2012 and generated similar levels of income from operations compared with the prior year. The management team in Canada continues to market and expand the Davey brand nationwide, with utility and residential services. Both organic growth and growth through acquisitions as defined in the strategic plan, will drive revenues and our strong management team will insure continued financial strength.

Strategic Plan

During 2012 we developed a strategic plan to concentrate our focus and direction. We are now communicating the strategic plan to a broader management group to begin implementing our plans and actions to reach our stated goals and strategies. Our objective as a company is to drive shareholder value by achieving our financial and nonfinancial goals through focus on client loyalty and employee engagement. Our near-term vision is to achieve revenue of $1 billion. Over 40 members of management play an important role in this ongoing initiative and we expect to have the process 100% communicated and working in 2013.

Stock Subscription

During 2012, we completed the Company's fourth employee stock subscription offering. The original subscription occurred at the time of the employee buyout of the Davey family in 1979, when we officially became "Employee-Owned." The second subscription occurred ten years later, in 1989 and the third subscription occurred in 2002.

In May of this year, we concluded that we wanted to undertake a fourth stock subscription offering and despite the economic uncertainty, we decided the best course of action was to explain the risks and let our employees make the decision whether or not to participate. Thus, on May 18, we announced the 2012 Stock Subscription Offering and circulated a prospectus and related documents to all qualified employees. The subscription agreements were totaled at the August 1 deadline and the results exceeded our most optimistic expectations. A total of 541 employees subscribed for 872,449 shares which represented an oversubscription of 36.8% as 637,714 shares were available for purchase in this offering. The oversubscription resulted in a share reduction for stock subscription participants, yet yielded a total subscription amount of $12,563,000. Additionally, the future purchase of stock rights to the participants at the rate of one share for every three shares subscribed may potentially add an additional 211,800 shares and $4,172,000. Cash flow from the subscription approximated $3,348,000 in 2012, and the balance will be received over the next seven years.

With the backdrop of the unstable economy, we consider the stock oversubscription to be a strong testimony of how Davey employees view their Company and what they think of employee ownership as a business model.

Shareholders

In May, we held our annual shareholders' meeting. Of the total shares outstanding and eligible to vote, approximately 73.9% were represented at the meeting either in person or by proxy. The shareholders elected the following director whose term in office expires in 2015: Karl J. Warnke. Directors serving existing terms are R. Douglas Cowan, J. Dawson Cunningham, William J. Ginn, Douglas K. Hall, Sandra W. Harbrecht and John E. Warfel.

During 2012, approximately 1,157 employees participated in the Employee Stock Purchase Plan, and they purchased 136,947 shares through payroll withholdings of $2,355,000.

In 1997, we created The Davey 401KSOP and ESOP Plan, which is now our primary employee ownership/ retirement benefit program. The 401KSOP includes the existing ESOP accounts and added an employee-contributory, company-match feature. The accounts are portable; that is, when employees leave the Company, for whatever reason, they take their accounts with them. Our 401KSOP is predicated on a simple philosophy that retirement planning is a lifelong activity that is the responsibility of every individual and one that must begin at an early age.

At the end of 2012, there were 4,369 employee participants in the 401KSOP, of which 3,553 were actively contributing to their accounts. During 2012, participants contributed $5,578,696 through payroll withholdings. The Company match in 2012 was $2,643,093 in shares of Davey stock. At December 31, 2012, the 401KSOP participants owned 4,404,817 shares of Davey stock, or 32.1% of the Company's total outstanding shares. The value of these shares at the current market price is approximately $102,191,754. There are very few companies, and none in our industry, that have rewarded the majority of their employees with stock ownership of this magnitude.

People

A few key promotions were announced as part of our continuous succession and management development process.

Larry Abernathy was promoted to Vice President and General Manager of the Davey Tree Surgery Company. Larry previously held the position of Senior Vice President of Operations of the Surgery Company.

Larry Evans was promoted to Vice President of Operations of the Davey Tree Surgery Company. Prior to his promotion, Larry served as Vice President of the Surgery Company.

Pat Covey was promoted to Chief Operating Officer over all U.S. operations, including The Davey Institute and Operations Support Services. Pat previously held the position of Executive Vice President, Operations.

Mike Nash was promoted to Vice President of Operations of the Davey Tree Expert Co. of Canada, Limited. Prior to his promotion, Mike served as area manager for Eastern R/C Operations.

Jim Stief was promoted to Executive Vice President, Operations. He is responsible for all U.S. Residential/Commercial operations including The Care of Trees, Hartney Greymont and S&S Tree. Prior to his promotion, Jim was Vice President and General Manager for all U.S. Residential/Commercial operations.

Blair Veitch was promoted to Vice President of Operations of the Davey Tree Expert Co. of Canada, Limited. Blair previously served as area manager for Western R/C Operations.

Retirement

Howard Bowles retired as a corporate officer and Senior Vice President and General Manager of the Davey Tree Surgery Company, after 45 years of dedicated service. During Howard's tenure, he expanded the Surgery Company's footprint throughout the Western states and strengthened the Davey Brand significantly. We wish Howard and his wife, Phillis, the very best as they enter into retirement.

Our Strength: Our Employee-Shareholders

The strength of the Davey brand continues to center around our employee-shareholders who have created our rich heritage and who are dedicated to the financial health and perpetuity of The Davey Tree Expert Company and our subsidiaries. We remain committed to building upon all of their experiences and to providing personal growth opportunities as we service our ever-expanding markets.

2013

As we look ahead to 2013, our efforts will be concentrated on implementing our strategic plan while profitably growing all of our business segments. Because of the uncertain economic trends and because certain global issues could have an impact on our future prospects, for 2013 we remain focused on our core business objective. Our priorities remain on profitably growing our customer base within each of our primary business segments and expanding our brand recognition throughout North America. With our demonstrated ability to meet and face difficult business issues, head-on, and our collective resolve to perpetuate employee ownership, we believe that we are well prepared to take on the trials and opportunities we are certain to face. We remain confident that our Company's future is bright.

As a valued shareholder, your support is most important to us and, on behalf of the entire Company, I thank you. Please join us at the Shareholders' Meeting on May 21 at The Davey Institute. I look forward to seeing you.



Karl J. Warnke
Chairman, President and Chief Executive Officer

Aspiring to greater heights

The Vision, Mission and Plan will govern the company as it moves forward; provide clear direction and aspirational goals.



"We need a beacon, something at the highest level toward which we can aspire. Our company must have the bigger picture, and that would be a vision and mission."

Karl Warnke
Davey Chairman, President & CEO

Our Corporate Vision:
Unmatched excellence in client experience, employee engagement, financial strength and value delivered.

Our Corporate Mission:
Always deliver a superior tree, landscape and environmental service experience to every residential, utility, commercial and government client.

Our Strategic Plan:
- Engages employees;
- Earns client loyalty; and
- Establishes a strong foundation for future growth.

Bringing the vision to life

"We want relentless focus on client loyalty and employee engagement. The strategic plan will help us stay on track – it's going to make us better and will bring the company vision to life."

Strategic Plan

A well-thought-out strategic plan highlights critical decisions and defines high priority initiatives. It provides a common goal while allowing everyone in the company to find the greatest returns.

The strategic plan links the company objectives to predetermined actions and resources required to accomplish the tasks that need to be done.

The Davey Strategic Plan:

- Identifies and prioritizes opportunities
- Outlines action plans, allocates resources and assigns responsibility
- Measures progress



Excellent Service Experience
Differentiate Davey
Smart Growth
Financial Sustainability
Employee Strength
DAVEY
Proven Solutions for a Growing World

Smart Growth: Grow the business by promoting organic growth, strategic mergers and acquisitions, and market expansion into new geographies and complementary services.

"Smart Growth forces innovation. It makes us think about how our clients want us to serve them, new markets and creative service offerings."

– Pat Covey, Chief Operating Officer

Excellent Service Experience: Continually elevate the service experience for our clients and prospects to build loyalty via truly engaged employees at all levels through sustainable touch points – "building relationships, not simply completing transactions."

"Excellent customer service takes effort from every employee across every service line. A superior level of service builds relationships and drives loyalty."

– Jim Stief, Executive VP, R/C

Differentiate Davey: Improve our ability to differentiate the brand based on value via continuous innovation, intelligent marketing and brand positioning that highlights Davey's distinctive benefits.

"We're here to provide solutions and positive brand experiences every day. Differentiating Davey helps us to be prepared to compete in an ever-changing, more competitive marketplace."

– Sandra Reid, VP of Corporate Communications and Strategic Planning Administration

Employee Strength: Manage the selection, development and retention of employees to prepare future leaders and for succession at all levels.

"Focused employee growth creates tremendous opportunities, provided we offer first class training and leadership along the way. When we work as a team, there isn't anything we can't accomplish."

– Steve Marshall, Executive VP, Utility

Financial Sustainability: Secure the financial resources to grow revenue and drive profitability by better managing cash, capital, business data and risk, and adopting a lean organization mindset in everything we do.

"Financial Sustainability focuses on wise capital investment, system innovation, and prudent financial management. The beauty of the Davey Strategic Plan is that the sum of the parts contributes to financial sustainability."

– Joe Paul, Chief Financial Officer and Secretary




VISION
20/20

The Strategic Plan helps keep the company on track to meet its growth and financial goals. Employees are personally engaged in the direction in which the company is headed, allowing them to provide a better, targeted service experience to clients.

- The Plan provides clear direction for employees.
- Engaged employees provide strong client service.
- Strong client service produces loyal clients.
- Loyal clients create financial sustainability.
- Financial sustainability allows for company expansion.
- Company expansion provides opportunities for employee owners.


DAVEY
Proven Solutions for a Growing World

Board of Directors

Karl J. Warnke [G]	Chairman, President & Chief Executive Officer
R. Douglas Cowan [G]	Retired Chairman, The Davey Tree Expert Company
J. Dawson Cunningham [AC]	Retired CFO, Roadway Corporation
William J. Ginn [AC]	Chief Conservation Officer, The Nature Conservancy
Douglas K. Hall [AC]	Retired President & CEO, MDA Federal, Inc.
Sandra W. Harbrecht [AG]	President & CEO, Paul Werth Associates
John E. Warfel [CG]	Retired President, Westfield Financial Corp.

Committees: A - Audit C - Compensation G - Governance

Officers

Karl J. Warnke	Chairman, President & Chief Executive Officer
David E. Adante	Executive Vice President, CFO & Secretary
Marjorie L. Conner	Assistant Secretary & Counsel
Patrick M. Covey	Chief Operating Officer
George M. Gaumer	Vice President & GM, Commercial Landscape Services
Fred W. Johnson	Vice President, Operations Support Services
Steven A. Marshall	Executive Vice President, U.S. Utility Operations
Gordon L. Ober	Vice President, Personnel Recruiting & Development
Joseph R. Paul	Vice President & Treasurer
Richard A. Ramsey	Vice President & GM, Canadian Operations
Thea R. Sears	Assistant Controller
James F. Stief	Executive Vice President, U.S. Residential Operations
Nicholas R. Sucic	Vice President & Controller

Counselors At Law

Thompson Hine LLP	Cleveland, Ohio

Independent Auditors

Ernst & Young LLP	Akron, Ohio

Operations Vice Presidents

Lawrence S. Abernathy	Vice President & GM, Davey Tree Surgery Company
Jack R. Bloomfield	Vice President, Northern Operations, Utility Services
Harry E. Claypool	Vice President, Southern Operations, Utility Services
Kenneth Clear	Vice President, Eastern Operations, Residential/Commercial Services
Joseph E. Day	Vice President, Western Operations, Residential/Commercial Services
Scott M. Deevers	Vice President, Northern Operations, Utility Services
James E. Doyle	Vice President & GM, Davey Tree Expert Co. of Canada, Limited
Larry R. Evans	Vice President, Operations, Davey Tree Surgery Company
Richard M. Foote	Vice President, Business Development & Client Services, Residential/Commercial Services
James C. Houston	Vice President, Midwest Operations Residential/Commercial Services
Gregory M. Ina	Vice President & GM, The Davey Institute
Kenneth A. Joehlin	Vice President, Business Development, Davey Resource Group
Dan A. Joy	Vice President, Commercial Landscape Services
Michael D. Nash	Vice President, Operations Davey Tree Expert Co. of Canada, Limited
Brent R. Repenning	Vice President & GM, Davey Resource Group
Douglas M. Soderstrom	Vice President, Operations, Davey Tree Services of Canada
Rodney B. Soderstrom	Vice President & GM, Davey Tree Services of Canada
Emil E. Stahli	Vice President, Finance, Davey Tree Surgery Company
Mark J. Vaughn	Vice President & GM, Eastern Utility Services
Blair A. Veitch	Vice President, Operations Davey Tree Expert Co. of Canada, Limited
William J. Whitmire	Vice President, Central Operations, Residential/Commercial Services

Subsidiaries

Davey Tree Surgery Company	Livermore, California
Davey Tree Expert Co. of Canada, Limited	Burlington, Ontario & Vancouver Island, British Columbia
Standing Rock Insurance Company	Burlington, Vermont
The Care of Trees, Inc.	Wheeling, Illinois
Wolf Tree, Inc.	Knoxville, Tennessee
S&S Tree & Horticultural Specialists, Inc.	St. Paul, Minnesota


DAVEY

THE DAVEY TREE EXPERT COMPANY
1500 North Mantua Street, P.O. Box 5193
Kent, Ohio 44240-5193
www.davey.com

© 2013, The Davey Tree Expert Company
All Rights Reserved
Printed in the U.S.A. on Recycled Paper